Exhibit 99.1
TORCH ENERGY ADVISORS INCORPORATED
AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following should be read in conjunction with the consolidated financial statements, and the related notes thereto, of Torch Energy Advisors Incorporated and Subsidiaries (the “Company”).
DISCUSSION OF YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
Revenues
The Company’s service activities, which include accounting and finance, oil and gas operations and engineering, hydrocarbon marketing, acquisitions and divestitures, and various administrative services, accounted for 20% of revenues in 2006. Revenues for such service activities are received under various outsourcing and management contracts and are classified primarily as Service Fees or Operating Fees. Service Fees include payments for management and administrative services, fees for providing drilling rig crew services to third parties, certain hydrocarbon marketing activities, and consulting services. The Company also receives fees related to oil and gas field operations, which it classifies as Operating Fees. Operating Fees are a combination of fees paid by clients and reimbursements received from working interest owners customarily paid to the operator of oil and gas properties.
Service Fees were $9.3 million in 2006, up 6% from $8.8 million in 2005. Service Fees were $8.8 million in 2005, up 38% from $6.4 million in 2004.
Operating fees totaled $1.4 million in 2006, up 250% from 2005. Operating fees totaled $.4 million in both 2005 and 2004.
The Company formed Resaca Exploitation, L.P. (“Resaca”) on May 1, 2006 for the purpose of purchasing, acquiring and exploiting interests in oil and gas properties. Upon formation, the Company purchased oil and gas properties located in New Mexico and Texas for $85.1 million. Until December 2004, the Company’s principal oil and gas properties related to the 2001 purchase of oil and gas properties in Louisiana and Texas by Milam Energy L.P. (“Milam”), a wholly-owned partnership. These properties were sold to third parties in October and December 2004. In July and September 2005, all properties owned by Person Panna Maria LLC (“PPM”) and Big Energy, LLC (“Big Energy”), respectively, were sold to third parties. The results of Milam, PPM and Big Energy are classified as discontinued operations and the consolidated financial statements for all periods presented have been adjusted to reflect this presentation. The Company maintains other interests in oil and gas fields in Texas and Louisiana. Oil and gas revenues for 2006 were $16.1 million, up 193% from $5.5 million in 2005. This increase is due to the May 2006 purchase of oil and gas property in New Mexico and Texas. Oil and gas revenues for 2005 were $5.5 million, up 72% from $3.2 million in 2004. This increase is due to the purchase of a well in May 2004 from which a second well began producing in August 2005.

TORCH ENERGY ADVISORS INCORPORATED
AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Gathering system income is revenues associated with the sale of crude oil, natural gas, natural gas liquids, petroleum and chemical products, and other items. The Company receives its gathering system income from its interest in Quivira Partners, L.P. (“Quivira Partners”). The Company increased its interest in Quivira Partners through its April 2006 purchase of a 99.9% limited partner interest from a third party for $17.3 million.
Hedging activities mainly consist of financial swap contracts entered into for the purpose of hedging the impact of market fluctuations on production. Hedging activities resulted in a gain of $2.0 million in 2006. There was no hedging activity for 2005 and 2004.
Interest and other income totaled $6.9 million in 2006, up 306% from $1.7 million in 2005. This increase is due to the Company entering into an agreement in January 2006 that provides royalty relief funds due to the drainage of certain blocks in the State of Louisiana. As a result, the Company recognized $4.3 million in other income in 2006. Interest and other income totaled $1.7 million in 2005, up 70% from $1.0 million in 2004.
From time to time, the Company has sold interests in various oil and gas properties, securities, and other assets. In September 2005, all properties owned by Big Energy were sold to a third party for $4.0 million, resulting in a gain of approximately $1.0 million. In July 2005, all properties owned by PPM were sold to third parties for $10.3 million, resulting in a gain of approximately $9.5 million. Both the Big Energy and PPM gains are included in income from discontinued operations for the year ended December 31, 2005. In February 2005, the Company sold its interest in a certain gas field to a third party. The purchaser assumed the $1.1 million liability for plugging and abandonment obligations included in other current liabilities at December 31, 2004. As a result of this sale, the Company recognized a $1.1 million gain and retained a 3.33% overriding royalty interest in the property. In September 2006, the Company sold the overriding royalty interest to a third party and recognized a gain of $1.0 million. In October and December 2004, Milam entered into separate agreements to sell its oil and gas properties. In October 2004, Milam sold its interest in a field for $3.6 million, resulting in a loss of approximately $3.1 million. In December 2004, Milam sold its remaining fields for $11.8 million resulting in a gain of approximately $1.8 million. Both the gain and loss are included in income from discontinued operations for the year ended December 31, 2004.
Expenses
The Company includes in cost of services all of the personnel costs of providing services to its clients pursuant to its outsourcing agreements. The level of expense recorded by the Company from year to year is subject to variability related to client activity level. Cost of services totaled $15.1 million, $446,000 and $467,000 in 2006, 2005 and 2004, respectively. The increase in 2006 is due to cost of services associated with the April 2006 purchase of the 99.9% limited partner interest in Quivira Partners.

TORCH ENERGY ADVISORS INCORPORATED
AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
General and administrative expenses totaled $7.5 million, $6.7 million and $5.7 million in 2006, 2005 and 2004, respectively. The 12% increase in general and administrative costs in 2006 is primarily due to accounting, outsourcing and consulting fees. The 18% increase in general and administrative costs in 2005 is primarily due to performance incentives.
Oil and gas operating expenses for 2006 totaled $7.9 million, up 843% from $838,000 in 2005 due to the May 2006 purchase of oil and gas property in New Mexico and Texas. Oil and gas operating expenses for 2005 totaled $838,000, up 23% from $683,000 in 2004 due to the purchase of a well in May 2004 from which a second well began producing in August 2005. The Company’s average oil and gas operating expenses per Mcfe was $4.44, $.84 and $1.16 in 2006, 2005 and 2004, respectively.
Interest expense for 2006 totaled $8.3 million, up 337% from $1.9 million in 2005 due to the assumption of debt for the April 2006 purchase of the 99.9% limited partner interest in Quivira Partners and the May 2006 purchase of oil and gas property in New Mexico and Texas. Interest expense for 2005 totaled $1.9 million, down 14% from $2.2 million in 2004 due to a reduction in debt for principal payments in early 2005.
Equity in Earnings of Affiliates and Investees
The Company recorded an equity loss of $1,000 for the year ended December 31, 2006, equity earnings of $162,000 for the year ended December 31, 2005 and an equity loss of $2.7 million for the year ended December 31, 2004. The equity loss in 2004 represents the Company’s loss in P2 Energy Solutions (“P2ES”), a company that provides software solutions and technology services for the energy industry. The equity earnings in 2005 represents the Company’s income in P2ES for January through March 2005. In December 2004, P2ES was contributed to Tristone Energy Services, Inc. (“Tristone”) and as a minority shareholder of P2ES, and on April 19, 2005 the Company exchanged its shares of stock in P2ES for shares in Tristone. At December 31, 2005, the Company had a 4.86% interest on a fully-diluted basis in Tristone, resulting in the Company changing the accounting method for its investment to the cost method.

TORCH ENERGY ADVISORS INCORPORATED
AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Net Income
The foregoing activities resulted in the following net income (amounts in thousands):

	2006	2005	2004
Income (loss) from continuing operations before minority interest and income taxes	$8,068	$13,944	$(1,731)
Net income	$15,202	$20,719	$849
LIQUIDITY AND CAPITAL RESOURCES
Net cash provided by operating activities was $5.6 million, $10.1 million and $3.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. The Company spent $14.8 million, $2.3 million and $6.3 million on investments in property and equipment in 2006, 2005, and 2004, respectively. In April 2006, the Company purchased the 99.9% limited partner interest in Quivira Partners for $17.3 million and in May 2006 the Company purchased oil and gas property for $85.1 million in New Mexico and Texas. In March 2006, the Company sold the Torch Rig Services, Inc. rigs and related equipment generating $10.1 million in proceeds from the sale of discontinued operations. During 2005, the Company sold its oil and gas interests in PPM and Big Energy generating $10.3 million and $4.0 million, respectively, in proceeds from the sale of discontinued operations. During 2004, the Company sold its oil and gas interests in Milam generating $15.4 million in proceeds from the sale of discontinued operations.
Financing Activities
On January 1, 2005, TAC’s $25.5 million Senior Subordinated Note (the “Note”) was renegotiated resulting in five $500,000 payments for principal and accrued interest being made in 2005, $5.0 million due in 2006, and $5.0 million due in 2007 and the remaining unpaid balance of principal and interest due on May 31, 2008. As a result of the renegotiation, the Company recognized in 2005 an $86,000 gain on the forgiveness of debt and a gain of approximately $1.4 million on the forgiveness of accrued interest expense. Interest accrues at the prime rate plus 2% (10.25% at December 31, 2006). As of December 31, 2006 and 2005, the outstanding balance is $15.4 million and $21.2 million, respectively, of which $12.0 million and $17.9 million, respectively, has been classified as long-term.

4

TORCH ENERGY ADVISORS INCORPORATED
AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
In connection with the termination of certain former employees, the Company entered into notes for options previously granted (“Option Notes”). The terms of the notes vary from between 5 and 10 years commencing on the date of termination and interest accrues at the prime rate (8.25% at December 31, 2006). At December 31, 2006 and 2005, the outstanding principal balance on the Option Notes is $1.0 million and $1.3 million, respectively.
On April 24, 2006, Quivira Partners entered into a $10 million Term Promissory Note (“Quivira Term Note”) with a third party. Interest accrues on the indebtedness in three debt tranches: (1) at the sum of a defined margin plus the three month London Inter Bank Offer Rate (“LIBOR”), 8.38% at December 31, 2006, (2) at the sum of a defined margin plus the six month LIBOR, 8.41% at December 31, 2006, and (3) at the sum of a defined margin plus the third party’s effective interest rate, 9.75% at December 31, 2006. Interest payments are due monthly or quarterly depending on the particular tranche. Quarterly principal payments of $250,000 as well as a quarterly excess cash flow payment are required. The Quivira Term Note has an April 24, 2009 maturity date and contains, among other terms, provisions for the maintenance of certain financial ratios and restrictions. As of December 31, 2006, Quivira Partners was in compliance with all covenants as amended. Recourse for the Quivira Term Note is limited to the Quivira Partners, as borrower, and the note is secured by all of Quivira Partner’s oil and gas pipeline properties. At December 31, 2006, the outstanding balance under the Quivira Term Note was $9,250,000 and the weighted average interest rate was 8.4%.
On April 24, 2006, Quivira Partners entered into a $5 million Promissory Note (“Quivira Note”) with a third party. Interest accrues on the indebtedness at the six month LIBOR plus 7%, 12.41% at December 31, 2006. Interest payments are due quarterly. The Quivira Note has an April 24, 2010 maturity date and contains, among other terms, provisions for the maintenance of certain financial ratios and restrictions. As of December 31, 2006, Quivira Partners was in compliance with all covenants as amended. The Quivira Note is subordinated to the Quivira Term Note and is guaranteed by a wholly owned subsidiary of the Company.
On May 1, 2006, Resaca entered into an $85 million Senior Secured Loan Facility (“Resaca Facility”) with third parties. The Resaca Facility includes two tranches, A and B, of differing amounts and terms. The maximum credit amount under Tranche A is $70 million, $50 million of which was funded at closing. Resaca may make additional borrowings under the Tranche A loan until May 1, 2008. At December 31, 2006, the Company had borrowed $54.5 million under Tranche A. The Tranche B maximum credit amount is $15 million, which was fully funded at closing. No additional borrowings are permitted under Tranche B. Interest accrues on the indebtedness at the one month LIBOR plus 6% for Tranche A (11.35% at December 31, 2006) and at the one month LIBOR plus 9%, for Tranche B (14.35% at December 31, 2006). Interest payments are due monthly. Scheduled principal payments under Tranche A begin on May 1, 2009 and will occur monthly, in level increments until Tranche A matures on May 1, 2012. Tranche B matures on August 1, 2007. The Resaca Facility contains, among other terms, provisions for the maintenance of certain financial ratios and restrictions on additional debt. As of

5

TORCH ENERGY ADVISORS INCORPORATED
AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
December 31, 2006, Resaca was in compliance with all covenants as amended. Recourse for the Resaca Facility is limited to Resaca, as borrower, and the note is secured by all of Resaca’s oil and gas properties. At December 31, 2006, the weighted average interest rate for the Resaca Facility was 11.9%.
On May 1, 2006, Resaca entered into a $10 million Senior Subordinated Secured Convertible Term Loan Facility (“Resaca Convertible Debt”) with third parties. The aggregate loan amount under the Resaca Convertible Debt is $10 million, all of which was funded at closing. Interest is paid quarterly on the Resaca Convertible Debt, at a rate of 6% per annum for cash payments and 8% per annum in the event Resaca chooses to pay interest in kind (“PIK”). The Resaca Convertible Debt includes a conversion feature. The lenders may convert their loans, in whole or in part, to ownership interests in Resaca at any time at a 18% premium, provided that the minimum conversion loan amount is $500,000. PIK interest may also be converted to ownership interests. Resaca has the right to redeem the subordinated debt after May 1, 2009, but must pay an early redemption premium. Early redemption premium amounts vary in years three, four and five and are designed to ensure the lenders different internal rates of return at those points in time. To the extent the Resaca Convertible Debt is neither redeemed by Resaca nor converted by the lenders, the full principal amount is due on May 1, 2012. The Resaca Convertible Debt contains, among other terms, provisions for the maintenance of certain financial ratios and restrictions on additional debt. As of December 31, 2006, Resaca was in compliance with all covenants as amended. Recourse for the Resaca Convertible Debt is limited to Resaca, as borrower, and the note is secured by all of Resaca’s oil and gas properties.
In connection with the purchase of certain assets, including rigs and real property, in January 2002 (see Note 9 of the Notes to Consolidated Financial Statements), the Company entered into a note for $3,175,000 payable to the seller (“Grayson Note”). Principal payments on the note plus interest on the unpaid principal balance were due monthly and the note matured in February 2007. Interest accrued at the prime rate adjusted at the beginning of each quarter for increases or decreases during the previous quarter (6.75% at December 31, 2005). At December 31, 2005, the outstanding principal balance on the Grayson Note was $0.6 million which was included in liabilities of discontinued operations (see Note 3 of the Notes to Consolidated Financial Statements). In March 2006, the note was paid off.
On May 17, 2001, Milam entered into an $18 million Promissory Note with a third party, which increased to $22 million on November 18, 2003. Until the sale of the properties (see Note 9), interest accrued on the indebtedness at the sum of seven percent (7.0%) plus the three month London Inter Bank Offer Rate (“LIBOR”) plus a three percent (3.0%) default rate. Monthly principal and interest payments were due based on cash flows from certain oil and gas properties. In December 2004, proceeds from the sale of the Milam properties were used to pay down the note and the remaining principal balance was forgiven resulting in a gain of $5.6 million for the year ended December 31, 2004. This gain is included in income from discontinued

6

TORCH ENERGY ADVISORS INCORPORATED
AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
operations for the year ended December 31, 2004 (see Note 3 of the Notes to Consolidated Financial Statements).
On February 6, 2004, Big Energy entered into a $50 million credit facility (the “Big Energy Facility”) with a bank. Interest accrued on indebtedness at the bank’s prime rate plus .5%, but in no event less than a per annum rate of 4.5%. The Big Energy Facility had a February 26, 2007 maturity date and contained, among other terms, provisions for the maintenance of certain financial ratios and restrictions on additional debt. The Big Energy oil and gas properties secured the Big Energy Facility. In September 2005, proceeds from the sale of the Big Energy properties were used to pay off the Big Energy Facility. At December 31, 2004, the outstanding principal balance on the Big Energy Facility is included in liabilities of discontinued operations (see Note 3 of the Notes to Consolidated Financial Statements).
The following table lists contractual obligations, including obligations related to discontinued operations of the Company, by due date or expiration date:

	Payments Due by Period
		Less than			After 5
Contractual Obligations	Total	1 year	1-3 years	4-5 years	years
Long Term Debt	$110,199	$19,712	$28,148	$47,797	$14,542
Operating Leases	3,861	775	1,427	1,545	114

Total Contractual Cash Obligations	$114,060	$20,487	$29,575	$49,342	$14,656

There are no other commercial commitments at December 31, 2006.
Quantitative and Qualitative Disclosures About Market Risk
Market risk is the risk that the value of the contractual portfolio will change, either favorably or unfavorably, in response to changes in prices. The Company’s major market risk is commodity price risk related to natural gas and crude oil price risk management services and its oil and gas production. Historically, market prices for oil and gas production and related financial derivative contracts have been volatile and unpredictable. Pricing volatility is expected to continue.
During 2006, the Company entered into certain over-the-counter put and collar contracts to hedge the cash flow of the forecasted sale of oil and gas production. The Company did not elect to document and designate these as hedges. Thus, the changes in the fair value of these over-the-counter put and collar contracts are reflected in earnings in the consolidated statements of operations in gain (loss) from price risk management activities for the year ended December 31, 2006.

7

TORCH ENERGY ADVISORS INCORPORATED
AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Interest Rate Risk — The Company’s exposure to changes in interest rates primarily results from short-term changes in the prime and LIBOR rates. A 10% increase in the prime and floating LIBOR rates would have the effect of increasing interest costs to the Company by $1.2 million per year.
Outlook
The Company’s primary business focus is directed toward making additional investments in proved oil and gas properties and midstream assets. The Company believes that it has now structured its operations to a size such that the core business can now sustain and can be used as a platform to seek out new investments.

8

Consolidated Financial Statements
Torch Energy Advisors Incorporated and Subsidiaries
As of December 31, 2006 and 2005

Torch Energy Advisors Incorporated and Subsidiaries
Consolidated Financial Statements
As of December 31, 2006 and 2005

Report of Independent Auditors
The Board of Directors
Torch Energy Advisors Incorporated
We have audited the accompanying consolidated balance sheets of Torch Energy Advisors Incorporated and Subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholder’s equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the fiscal year 2004 financial statements of P2 Energy Solutions, Inc., an investment which as discussed in Note 17 to the consolidated financial statements, was accounted for by the equity method of accounting until April 1, 2005. The equity in P2 Energy Solutions, Inc.’s net loss was $2.7 million for the year ended December 31, 2004. The financial statements of P2 Energy Solutions, Inc. for the year ended September 30, 2004 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the equity in P2 Energy Solutions, Inc.’s net loss through September 30, 2004, is based solely on the report of the other auditors.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Torch Energy Advisors Incorporated and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

\s\ UHY LLP

Houston, Texas
May 9, 2007

1

Report of Independent Auditors
The Board of Directors
P2 Energy Solutions, Inc.:
We have audited the accompanying consolidated statements of operations, stockholders’ equity and comprehensive loss and cash flows of P2 Energy Solutions, Inc. (a Delaware corporation) and subsidiaries (the “Company”) for the year ended September 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of P2 Energy Solutions, Inc. and subsidiaries for the year ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

\s\ KPMG LLP

Denver, Colorado
April 8, 2005

2

Torch Energy Advisors Incorporated and Subsidiaries
Consolidated Balance Sheets

	December 31
	2006	2005
	(amounts in thousands except
	share data)
Assets
Current assets:
Cash and cash equivalents	$11,124	$19,084
Restricted cash	2,641	1,499
Accounts receivable – product marketing, net	990	871
Accounts receivable – joint interest billing, net	543	527
Accounts receivable – oil and gas and other, net	7,737	3,679
Notes receivable	55	—
Assets held for sale	31,303	—
Assets from price risk management	826	—
Other current assets	1,923	663
Current assets of discontinued operations	96	5,089

Total current assets	57,238	31,412

Property and equipment, at cost:
Oil and gas (successful efforts method)	70,462	3,165
Oil and gas pipelines	17,355	—
Other fixed assets	8,907	5,610

	96,724	8,775

Accumulated depreciation, depletion and amortization	(9,572)	(6,177)

	87,152	2,598

Investments	9,974	9,986
Marketable securities	1,340	1,575
Equity investment	270	—
Assets from price risk management	1,297	—
Other assets	5,606	423
Assets of discontinued operations	—	2,847

Total assets	$162,877	$48,841

See accompanying notes.

	December 31
	2006	2005
	(amounts in thousands except
	share data)
Liabilities and stockholder’s equity
Current liabilities:
Accounts payable – product marketing	$3,657	$3,622
Accounts payable and accrued liabilities	15,153	7,097
Liabilities of assets held for sale	2,267	—
Due to affiliates, net	1,242	2,517
Current portion of note payable – Bank	1,000	—
Current portion of senior credit facility	15,000	—
Current portion of notes payable — other	285	568
Current portion of senior subordinated note payable – affiliate	3,427	3,286
Revenue, royalty, and production taxes payable	1,503	3,102
Current liabilities of discontinued operations	772	2,462

Total current liabilities	44,306	22,654

Note payable – Bank, net of current portion	13,250	—
Senior credit facility, net of current portion	54,500	—
Convertible subordinated debt	10,000	—
Notes payable – other, net of current portion	749	1,047
Senior subordinated note payable – affiliate, net of current portion	11,988	17,914
Liabilities from price risk management	89	—
Asset retirement obligations	946
Other long-term liabilities	198	198
Liabilities of discontinued operations	—	366

Commitments and contingencies	—	—

Minority interest	13,326	404

Stockholder’s equity:
Common stock, par value $1.00, 1,000 shares authorized, issued, and outstanding	1	1
Additional paid-in capital	1,999	1,999
Retained earnings	25,009	17,443
Due from stockholder	(11,339)	(11,339)
Notes receivable – related party	(1,048)	(984)
Accumulated other comprehensive loss	(1,097)	(862)

Total stockholder’s equity	13,525	6,258

Total liabilities and stockholder’s equity	$162,877	$48,841

See accompanying notes.

Torch Energy Advisors Incorporated and Subsidiaries
Consolidated Statements of Operations

	Year ended December 31
	2006	2005	2004
	(amounts in thousands)
Income:
Oil and gas revenues	$16,098	$5,483	$3,171
Gathering system income	15,629	—	—
Product marketing and other trading, net	215	71	337
Gain from price risk management activities	1,981	—	—
Service fees	9,291	8,841	6,413
Operating fees	1,375	385	378
Interest and other income	6,890	1,747	1,001
Forgiveness of debt	—	1,500	—
Gain on sale of assets and investments	1,032	5,335	10

	52,511	23,362	11,310

Costs and expenses:
Cost of services	15,133	446	467
Oil and gas operating expenses	7,915	838	683
Gathering system operating expenses	1,187	—	—
Depreciation, depletion, and amortization	2,939	504	210
Dry hole costs	495	—	495
Accretion expense	207	8	70
General and administrative expenses	7,516	6,713	5,678
Provision for credit losses (gains)	35	(987)	(450)
Interest expense	8,342	1,893	2,186
Other expense	673	165	998

Total costs and expenses	44,442	9,580	10,337

Impairment and equity in earnings (losses) of investees	(1)	162	(2,704)

Income (loss) from continuing operations before minority interest and income taxes	8,068	13,944	(1,731)
Minority interest	1,843	—	—
Income tax benefit (provision)	(274)	(105)	1

Income (loss) from continuing operations	9,637	13,839	(1,730)
Income from discontinued operations	5,565	6,880	2,579

Net income	$15,202	$20,719	$849

See accompanying notes.

Torch Energy Advisors Incorporated and Subsidiaries
Consolidated Statements of Stockholder’s Equity (Deficit)
For the Years Ended December 31, 2006, 2005, and 2004
(amounts in thousands)

				Accumulated			Notes	Total
			Additional	Other	Retained		Receivable –	Stockholder’s
	Common Stock		Paid-In	Comprehensive	Earnings	Due From	Related	(Deficit)
	Shares	Amount	Capital	Loss	(Deficit)	Stockholder	Party	Equity
Balance, December 31, 2003	1	$1	$1,999	$—	$(3,555)	$(9,735)	$—	$(11,290)
Dividends paid	—	—	—	—	(193)	—	—	(193)
Advances to stockholder	—	—	—	—	—	(216)	—	(216)
Net income	—	—	—	—	849	—	—	849

Balance, December 31, 2004	1	1	1,999	—	(2,899)	(9,951)	—	(10,850)
Dividends paid	—	—	—	—	(377)	—	—	(377)
Advances to stockholder	—	—	—	—	—	(1,388)	—	(1,388)
Notes receivable – related party	—	—	—	—	—	—	(984)	(984)
Comprehensive income:
Unrealized loss in value of investment in equity securities	—	—	—	(862)	—	—	—	(862)
Net income	—	—	—	—	20,719	—	—	20,719

Total comprehensive income								19,857

Balance, December 31, 2005	1	1	1,999	(862)	17,443	(11,339)	(984)	6,258
Dividends paid	—	—	—	—	(7,636)	—	—	(7,636)
Notes receivable – related party	—	—	—	—	—	—	(64)	(64)
Comprehensive income:
Unrealized loss in value of investment in equity securities	—	—	—	(235)	—	—	—	(235)
Net income	—	—	—	—	15,202	—	—	15,202

Total comprehensive income								14,967

Balance, December 31, 2006	1	$1	$1,999	$(1,097)	$25,009	$(11,339)	$(1,048)	$13,525

See accompanying notes.

Torch Energy Advisors Incorporated and Subsidiaries
Consolidated Statements of Cash Flows

	Year ended December 31
	2006	2005	2004
	(amounts in thousands)
Cash flows from operating activities
Net income	$15,202	$20,719	$849
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, and amortization	2,728	1,303	2,322
Amortization of deferred financing costs	332	—	—
Impairment and equity in losses (earnings) of investees	1	(162)	2,704
Accretion expense	207	28	428
Minority interest	(1,819)	4,504	563
Provision for credit losses (gains)	—	(707)	(450)
Price risk management activities	(2,034)	—	182
Gain on sale of assets and investments	(8,532)	(16,300)	(4,381)
Other	(4,397)	—	60
Noncash forgiveness of debt	—	(1,500)	—
Changes in operating assets and liabilities, net of effects of acquisitions accounted for under the purchase method of accounting:
Accounts receivable	249	477	507
Due from/to affiliates	(1,275)	706	(313)
Other current assets	(685)	421	2,397
Accounts payable and accrued liabilities	7,088	57	(766)
Revenue, royalty, and production taxes payable	(1,599)	193	281
Other	156	379	(921)

Net cash provided by operating activities	5,622	10,118	3,462
See accompanying notes.

Torch Energy Advisors Incorporated and Subsidiaries
Consolidated Statements of Cash Flows (continued)

	Year ended December 31
	2006	2005	2004
	(amounts in thousands)
Cash flows from investing activities
Restricted cash	(892)	(886)	$(86)
Notes receivable	(55)	122	(45)
Proceeds from the sale of assets	11,141	17,356	16,750
Investment in property and equipment	(14,750)	(2,272)	(6,349)
Additions to investments	—	(445)	—
Marketable securities investment	—	(2,437)	—
Equity investment	(275)	—	—
Purchase of Resaca Exploitation LP properties	(85,106)	—	—
Purchase of Quivira Partners LP	(15,826)	—	—
Purchase price adjustments on PPM Live Oak Energy LLC	—	—	197

Net cash provided by (used in) investing activities	(105,763)	11,438	10,467

Cash flows from financing activities
Proceeds from line of credit with bank	$—	$—	$1,000
Proceeds from note payable	—	1,702	2,354
Proceeds from note payable to bank	15,000	—	—
Proceeds from senior debt – tranche A	54,500	—	—
Proceeds from senior debt – tranche B	15,000	—	—
Proceeds from convertible subordinated debt	10,000	—	—
Repayment of note payable to bank	(750)	(835)	(165)
Repayment of note payable	(7,145)	(4,681)	(16,483)
Payment of deferred financing costs	(1,529)	—	—
Contributions from minority interests	14,830	—	129
Distributions to minority interests	(89)	(5,352)	(65)
Payment of dividends	(7,636)	(377)	(193)
Advances to stockholder, net	—	(1,388)	(216)

Net cash provided by (used in) financing activities	92,181	(10,931)	(13,639)

Net increase (decrease) in cash and cash equivalents	(7,960)	10,625	290
Cash and cash equivalents at beginning of year	19,084	8,459	8,169

Cash and cash equivalents at end of year	$11,124	$19,084	$8,459

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$8,068	$869	$3,341

Income taxes	$232	$105	$3

See accompanying notes.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006
1. Organization
Torch Energy Advisors Incorporated and its Subsidiaries (collectively, “TEAI” or the “Company”), receives revenue from services provided to energy companies, principally oil and gas exploitation and midstream, and interests it holds in oil and gas properties. Operations for the Company are headquartered in Houston, Texas, with an operational office in Odsessa, Texas.
Until September 1996, TEAI (the “Predecessor” when discussing periods prior to September 30, 1996) operated as a single business segment and was a wholly owned subsidiary of Torchmark, an insurance and financial services holding company headquartered in Birmingham, Alabama. On September 30, 1996, certain members of the Predecessor’s executive management, through the formation of Management Holding Company (“MHC”) and Torch Acquisition Company (“TAC”), purchased TEAI from Torchmark (the “Management Buyout”) (see Note 9). Torchmark retained a warrant for 10% of TAC’s common stock on a fully diluted basis. The Management Buyout was recorded using the purchase method of accounting as TEAI’s executive management had no ownership in the Predecessor. During 1997, MHC was merged into TAC.
Principles of Consolidation
The consolidated financial statements include the accounts of TEAI, including all wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.
2. Summary of Significant Accounting Policies
Significant Subsidiaries
Resaca Exploitation, L.P. (“Resaca”) was formed on May 1, 2006 for the purpose of purchasing, acquiring and exploiting interests in oil and gas properties located in New Mexico and Texas and to conduct, directly and indirectly through third parties, operations on the properties. Resaca Exploitation, G.P. (“Resaca GP”), a wholly-owned subsidiary of the Company, serves as the sole general partner (.667%) and Torch E&P Company, a wholly-owned subsidiary of the Company, owns 12.667% of Resaca. As TEAI controls Resaca, through it’s general partner’s interest, the activities of Resaca subsequent to its formation are consolidated in the accompanying consolidated financial statements with the unaffiliated parties’ interest reflected as minority interest.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Quivira Partners, L.P. (“Quivira Partners”), a Texas limited partnership, was formed on June 21, 2004, for the purpose acquiring and developing oil and gas midstream assets. Quivira Midstream LLC (“Midstream”), a wholly-owned subsidiary of the Company, serves as the sole general partner (.1%) of Quivira Partners. During 2004, Quivira Partners entered into an unincorporated joint venture with Producers Gas Gathering Company (“Producers”) to own and operate natural gas gathering systems. Quivira Partners’ 50% interest in Producer’s financial statements is consolidated in Quivira Partners financial statements. Torch E&P Company owns 60% of Torch Quivira Partners L.P. (“Torch Quivira”), which was formed on June 18, 2004. On April 24, 2006, Torch Quivira purchased the 99.9% limited partner interest in Quivira Partners. The activities of Torch Quivira subsequent to the acquisition are consolidated in the accompanying consolidated financial statements with the unaffiliated parties’ interest reflected as minority interest.
NM Back Nine Exploration Partners, LLC (“Back Nine”) was formed on January 1, 2006 for the purpose of owning and developing oil and gas producing properties. Torch E&P Company owns 40% of Back Nine. The activities of Back Nine subsequent to its formation are consolidated in the accompanying consolidated financial statements with the unaffiliated parties’ interest reflected as minority interest.
Permian Basin Well Services, L.P. (“Permian Basin”), a wholly-owned subsidiary, was formed on April 4, 2005 for the purpose of providing drilling rig crew services and land based workover rigs to third parties and affiliates of the Company. Activities for Permian Basin are consolidated in the Company’s financial statements.
In February 2004, the Company formed Big Energy, LLC (“Big Energy”), for the purpose of owning and investing in oil and gas properties. Torch E&P Company owned 71.25% of Big Energy. In August 2005, an overriding royalty interest was sold to Search Drilling Company, a wholly-owned subsidiary. In September 2005, all remaining properties owned by Big Energy were sold to a third party. The results of Big Energy are classified as discontinued operations and the consolidated financial statements for all periods presented have been adjusted to reflect this presentation (see Note 3).
On December 2, 2003, the Company formed PPM Live Oak Energy, LLC (“PPM”), for the purpose of owning and investing in oil and gas properties. PPM also owned a compression facility serving the properties. Torch E&P Company owned 75% of PPM in 2003 and 62.5% of PPM in 2004. In July 2005, all properties owned by PPM were sold to third parties. The results of PPM are classified as discontinued operations and the consolidated financial statements for all periods presented have been adjusted to reflect this presentation (see Note 3).

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Effective April 2001, the Company formed Milam Energy L.P. (“Milam”), for the purpose of acquiring and developing oil and gas properties. Milam Energy GP, L.L.C., served as the sole general partner (0.1%) and TEAI served as the sole limited partner (99.9%). By December 2004, all properties owned by Milam were sold to third parties. The results of Milam are classified as discontinued operations and the consolidated financial statements for all periods presented have been adjusted to reflect this presentation (see Note 3).
Effective February 29, 2000, the Company formed Torch Energy TM, Inc. (“TETM”), to conduct energy product marketing activities. Activities for TETM are consolidated in the Company’s financial statements.
Torch Rig Services, Inc. (“TRS”), a wholly-owned subsidiary, was formed on June 11, 1999 for the purpose of providing drilling rig crew services and land based workover rigs to third parties. On March 30, 2006, all remaining property in TRS was sold to a third party (see Note 9). As a result, the results of TRS are classified as discontinued operations and the consolidated financial statements for all periods presented have been adjusted to reflect this presentation (see Note 3).
Investees
During 2004, the Company had a 21.15% interest in P2 Energy Solutions (“P2ES”), a company that provides software solution and technology services for the energy industry. The Company’s Statement of Operations for the year ended December 31, 2004 reflects the equity method for P2ES. In December 2004, P2ES was contributed to Tristone Energy Services, Inc. (“Tristone”) and, as a minority shareholder of P2ES, the Company exchanged its shares of stock in P2ES for shares in Tristone on April 19, 2005. In addition, Torch exercised its option to purchase its pro rata share of common stock that Tristone acquired from certain third parties. The Company received 9,196 shares of Tristone common stock for $445,000. At December 31, 2005, the Company had 183,910 shares of Tristone common stock, a 4.86% interest on a fully-diluted basis, resulting in the Company changing the accounting method for its investment to the cost method. The Company’s Statement of Operations for the year ended December 31, 2005 reflects equity in earnings calculated under the equity method for P2ES for January through March. The Company’s Balance Sheet at December 31, 2006 and 2005 reflects an investment at cost in Tristone of approximately $10.0 million. At December 31, 2006, the Company has a 4.52% interest in Tristone on a fully-diluted basis.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Cash and Cash Equivalents
Cash in excess of the Company’s daily requirements is generally invested in short-term, highly liquid investments with original maturities of three months or less. Such investments are carried at cost, which approximates fair value and, for purposes of reporting cash flows, are considered to be cash equivalents.
The Company maintains its cash in bank deposits with various major financial institutions. These accounts, at times, exceed federally insured limits. Deposits in the United States are guaranteed by the Federal Deposit Insurance Corporation up to $100,000. The Company monitors the financial condition of the financial institutions and has not experienced any losses on such accounts.
Restricted Cash
The Company has a restricted cash account for Torch Quivira’s share of an account controlled by the manager of Producers. The balance in the restricted cash account at December 31, 2006 is approximately $970,000.
The Company has a restricted cash account, which is required by PPM’s July 7, 2005 Escrow Agreements which are required by PPM’s July 7, 2005 Agreement of Sale and Purchase (see Note 9). The balance in the restricted cash account for the Escrow Agreements at December 31, 2006 was $1,143,000. The balance in the restricted cash account for the Escrow Agreements at December 31, 2005 was $1,250,000 of which $250,000 is classified as current assets of discontinued operations (see Note 3).
The Company collateralizes any open letters of credit with cash (see Note 12). As of December 31, 2006 and 2005, the Company had outstanding open letters of credit collateralized by cash for $528,000 and $199,000, respectively.
Allowance for Doubtful Accounts
The Company routinely assesses the recoverability of all material trade and other receivables to determine their collectibility. The Company accrues a reserve on a receivable when, based on the judgement of management, it is probable that a receivable will not be collected and the amount of any reserve may be reasonably estimated. As of December 31, 2006 and 2005, the Company had an allowance for doubtful accounts of $647,000 and $633,000, respectively.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Assets Held For Sale
As of December 31, 2006, the general partner of Resaca completed a plan to sell certain of these acquired oil and gas properties within one year from the balance sheet date. Accordingly, the Company has classified such properties as held for sale on the accompanying balance sheet and has valued the properties at the lower of cost or net realizable value less cost to sell. The liabilities related to these assets held for sale have also been segregated in the balance sheet.
Marketable Securities
Marketable securities are classified in three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling such securities in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.
The Company had no held-to-maturity or trading securities at December 31, 2006 and 2005. The Company has available-for-sale securities which are recorded at fair value, with unrealized gains and losses excluded from earnings, and reported as accumulated comprehensive income, a separate component of stockholder’s equity.
Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold.
Property and Equipment
Oil and gas properties are accounted for on the successful efforts method whereby costs, including lease acquisition and intangible drilling costs associated with exploration efforts which result in the discovery of proved reserves and costs associated with development wells, whether or not productive, are capitalized. Gain or loss is recognized when a property is sold or ceases to produce and is abandoned. Capitalized costs of producing oil and gas properties are amortized using the unit-of-production method based on units of proved reserves as estimated by independent petroleum engineers.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The Company recognizes an impairment loss when the carrying amount of a long-lived asset exceeds the sum of the estimated undiscounted future cash flows of the asset. For each long-lived asset determined to be impaired, an impairment loss equal to the difference between the carrying value and the fair value of the depletable unit is recognized. The fair value of the oil and gas properties, on a depletable unit basis, is estimated to be the present value of expected future cash flows computed by applying estimated future oil and gas prices, as determined by management, to estimated future production of oil and gas reserves over the economic lives of the reserves. No impairment was recognized during the years ended December 31, 2006, 2005 and 2004.
Costs of acquiring undeveloped oil and gas leases are capitalized and assessed periodically to determine whether an impairment has occurred; appropriate impairments are recorded when necessary. No such allowance was required during the years ended December 31, 2006, 2005, and 2004.
Oil and gas pipelines are depreciated on a straight-line basis over their estimated useful lives of 15 years. The pipeline assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If necessary, an impairment loss would be recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense, compared with the carrying value of the related assets. Impairment would be measured as the difference between the assets fair value and its carrying value. The Company did not recorded an impairment expense on the pipeline assets.
Fixed assets are depreciated on a straight-line basis over their estimated useful lives, which range from three to ten years. Leasehold improvements, which are recorded at cost, are amortized on a straight-line basis over their estimated useful lives or the life of the lease, whichever is shorter.
Revenue Recognition
The Company recognized revenues related to TRS as services were rendered. Revenues for TRS are classified as discontinued operations for the years ended December 31, 2006, 2005 and 2004 (see Note 3).
The Company recognizes oil and gas revenues from its interests in oil and natural gas producing activities as the hydrocarbons are produced and sold.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The Company recognizes gathering revenues associated with the pipeline sale of crude oil, natural gas, natural gas liquids, petroleum and chemical products, and other items when title passes to the customer, which is when the risk of ownership passes to the purchaser and physical delivery of goods occurs, either immediately or within a fixed delivery schedule that is reasonable and customary in the industry. Transportation revenue is recognized as transportation is provided.
Marketing commissions are based on a fixed percentage of the negotiated sales price of crude oil and natural gas and a fixed monthly fee. Marketing commissions are recognized in revenue during the month of crude oil and natural gas production when the services are performed.
Gas Balancing
The Company uses the entitlement method for recording sales of natural gas. Under the entitlement method of accounting, revenue is recorded based on the Company’s net revenue interest in production. Deliveries of natural gas in excess of the Company’s net revenue interest are recorded as liabilities and under-deliveries are recorded as assets.
Production imbalances are recorded at the lower of the sales price in effect at the time of production or the current market value, as allowed contractually. At December 31, 2006, the Company’s receivable for gas sales under the Company’s entitled share was approximately $13,000. At December 31, 2005, the Company’s payable for gas sales over the Company’s entitled share was approximately $197,000.
Accounting for Price Risk Management Activities
The Company periodically enters into certain financial derivative contracts utilized for non-trading purposes to hedge the impact of market price fluctuations on contractual commitments and forecasted transactions related to its oil and gas production. The Company follows Statement of Financial Accounting Standards No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities, for the accounting of its hedge transactions. SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the Consolidated Balance Sheet as either an asset or liability measured at fair value and requires that the changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
During 2006, the Company entered into certain over-the-counter put and collar contracts to hedge the cash flow of the forecasted sale of oil and gas production. The Company did not elect to document and designate these as hedges. Thus, the changes in the fair value of these over-the-counter put and collar contracts are reflected in earnings in the consolidated statements of operations in gain (loss) from price risk management activities for the year ended December 31, 2006.
Concentrations of Credit Risk
Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract. Financial instruments which potentially subject the Company to credit risk consist principally of trade receivables. Customers not meeting the Company’s credit standards are required to provide an acceptable form of payment security. At December 31, 2006 and 2005, trade receivables were predominantly with energy related companies in the United States.
Income Taxes
Effective in 1997, TEAI and its subsidiaries elected to be treated as qualified Subchapter S corporations under Section 1361 (b)(3) of the Internal Revenue Code of 1986. The effect of the election is that TAC will file an S corporation tax return that includes TEAI and subsidiaries. Each TAC stockholder is responsible for reporting their share of taxable income or loss and no federal income taxes are recorded by the Company, except for a tax on excess net passive income and certain built-in gains, if applicable.
Reclassifications
Certain reclassifications of prior years amounts have been made to conform with current year presentation.
Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the reporting date and the reporting of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Asset Retirement Obligations
In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“SFAS 143”), Accounting for Asset Retirement Obligations. SFAS 143 requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which a legal obligation is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the company’s credit-adjusted risk-free interest rate. The Company adopted SFAS 143 effective January 1, 2003.
Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance.
The following table is a reconciliation of the asset retirement obligation liability (in thousands):

Asset retirement obligation at December 31, 2004	$1,658
Liabilities incurred	68
Liabilities settled	(1,686)
Accretion expense	28
Revisions in estimated liabilities	—

Asset retirement obligation at December 31, 2005	68
Liabilities incurred	3,006
Liabilities settled	(68)
Accretion expense	207
Revisions in estimated liabilities	—

Asset retirement obligation at December 31, 2006	3,213
Short-term portion related to assets held for sale	2,267

Long-term portion	$946

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Liabilities incurred during 2004 relate to the acquisition of properties by Big Energy. Liabilities settled during 2004 relate to the sale of the Milam properties. Liabilities incurred during 2005 relate to the Company receiving a working interest in a gas field that reached payout. Liabilities settled during 2005 relate to the sale of a gas field and the sale of properties by PPM and Big Energy. Liabilities incurred during 2006 primarily relate to the Company’s purchase of certain oil and gas properties located in New Mexico and Texas in May 2006. Liabilities settled during 2006 relate to the sale of a gas field.
3. Discontinued Operations
In October and December 2004, Milam entered into separate agreements to sell all of its oil and gas properties. In October 2004, Milam sold its interest in a field for $3.6 million, resulting in a loss of approximately $3.1 million. In December 2004, Milam sold its remaining fields for $11.8 million resulting in a gain of approximately $1.8 million. The proceeds from the sale were used to pay down the outstanding debt balance related to these properties and the remaining principal balance was forgiven, resulting in a gain of $5.6 million for the year ended December 31, 2004 (see Note 11). Milam was a component of the Company’s oil and gas property segment, and accordingly its results have been classified as discontinued operations and the consolidated financial statements for all periods presented have been adjusted to reflect this presentation.
In July 2005, all properties owned by PPM were sold to third parties for $10.3 million, resulting in a gain of approximately $9.5 million. PPM was a component of the Company’s oil and gas property segment, and accordingly its results have been classified as discontinued operations and the consolidated financial statements for all periods presented have been adjusted to reflect this presentation.
In August 2005, an overriding royalty interest was sold by Big Energy to Search Drilling Company, a wholly-owned subsidiary, for $500,000 payable out of future production. In September 2005, all remaining properties owned by Big Energy were sold to a third party for $4.0 million, resulting in a gain of approximately $1.0 million. The proceeds from the sale were used to pay off the outstanding debt balance related to these properties (see Note 11). Big Energy was a component of the Company’s oil and gas property segment, and accordingly its results have been classified as discontinued operations and the consolidated financial statements for all periods presented have been adjusted to reflect this presentation.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
3. Discontinued Operations (continued)
During 2005, TRS sold three rigs and insurance proceeds for damages were received on two rigs for total proceeds of $630,000, resulting in a gain of $511,000. On March 30, 2006, TRS sold all remaining property to a third party for $10.1 million, resulting in a gain of $7.5 million. TRS was a component of the Company’s service activities segment, and accordingly its results have been classified as discontinued operations and the consolidated financial statements for all periods presented have been adjusted to reflect this presentation.
Comparative balance sheets of the discontinued operations are as follows (in thousands):

	December 31
	2006	2005
Restricted cash	$—	$250
Accounts receivable – oil and gas and other	4	4,446
Other current assets	92	393

Total current assets	96	5,089
Land	—	70
Other fixed assets	—	5,858
Accumulated depreciation, depletion and amortization	—	(3,698)
Other assets	—	617

Total assets	$96	$7,936

Accounts payable and accrued liabilities	$772	$2,050
Notes payable – other	—	412

Total current liabilities	772	2,462
Notes payable – other	—	366

Total liabilities	$772	$2,828

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
3. Discontinued Operations (continued)
Operating results of discontinued operations are as follows (in thousands):

	Year Ended December 31
	2006	2005	2004
Oil and gas revenues	$—	$3,048	$9,410
Gas plant fees	—	926	1,139
Gain (loss) from price risk management activities	—	—	—
Service fees	4,377	13,135	14,004
Interest and other income	86	177	18
Gain (loss) on sale of assets	7,500	10,824	(1,210)
Cost of services	3,735	11,711	13,036
Oil and gas operating expenses	—	1,641	3,816
Depreciation, depletion and amortization	121	798	2,112
Dry hole costs	—	—	2,196
Accretion expense	—	20	358
General and administrative expense	2,153	2,361	1,913
Provision for credit losses (gains)	342	281	—
Interest expense	11	55	2,368
Other expense	3	—	—
Income tax provision	9	—	—
Minority interest	24	4,504	563
Gain on forgiveness of debt	—	141	5,580

Income (loss) from discontinued operations	$5,565	$6,880	$2,579
4. Related Party Transactions
Due From Stockholder

The Company has advanced a total of approximately $11.3 million to TAC (zero in 2006, $1.4 million in 2005 and $0.2 million in 2004), which was used to repurchase common stock awarded to former shareholders and a director. The related amount due from stockholder is reflected as a contra-equity account in the accompanying Consolidated Financial Statements.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
4. Related Party Transactions (continued)
Notes Receivable

On January 1, 2000, the Company was issued a promissory note from one of the Company’s officers for $1.42 million. This note bears interest at 8% and has principal and interest payments due annually through December 31, 2005. Since payment was not received at December 31, 2005, the note balance of $794,000, and the related accrued interest, was reclassified from a long-term note receivable to a contra-equity account.
Asset Management
In the ordinary course of business, the Company incurs amounts resulting from the payment of costs and expenses on behalf of related parties and from charging management fees under the terms of the respective management and administrative agreements. Such amounts are settled on a regular basis, generally monthly.
Due to affiliates, net
In the ordinary course of business, the Company incurs expenses and receives revenues on behalf of related parties. The majority of the payable balance at December 31, 2006 and 2005 relates to the Company’s role as sponsor and operator of certain properties in which the Torch Energy Royalty Trust (the “Trust”) owns a net profits interest (see Note 10). Such amounts are settled on a regular basis, generally quarterly.
Well Operations
The Company operates certain properties in which related parties have an ownership interest. These related parties are charged for all customary expenses and cost reimbursements associated with such activities on the same basis as third parties. Operators’ fees charged to affiliates by the Company for the years ended December 31, 2006, 2005, and 2004 for these activities were approximately $1,375,000, $385,000, and $378,000, respectively.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
5. Investments
In September 1999, the Company received 800,000 common shares of Carpatsky Petroleum, Inc. (“Carpatsky”), a Canadian publicly traded company, valued at $0.1 million, for technical services provided by the Company. In October 1999, the Company received 6,597,720 Carpatsky shares valued at $0.9 million and a warrant to acquire an additional 6,207,808 shares in full satisfaction of a $0.7 million note and related interest due from Carpatsky. During 2000, the Company recognized an impairment loss on its entire investment in Carpatsky, as it was determined that the carrying value exceeded the fair value of the investment. In April 2005, the Company sold its Carpatsky shares and immediately purchased one share of Cardinal Resources PLC (“CDL”), an independent oil and gas exploration and production company operating in the Ukraine and publicly traded on the Alternate Investment Market of the London Stock Exchange, for every two Carpatsky shares previously owned. As a result, the Company recognized a $2.4 million gain upon the sale of Carpatsky shares in 2005. As of December 31, 2006, the Company has recorded a $1.1 million unrealized loss based on the difference between the cost and market value in its investment in CDL, resulting in a carrying value of approximately $1.3 million.
6. Fixed Assets
Fixed assets consist of the following as of December 31 (in thousands):

	2006	2005

Computer hardware, software, and office equipment	$4,197	$4,102
Rigs and related equipment	3,167	399
Furniture, fixtures, leasehold improvements, art, rental equipment, and vehicles	1,543	1,109

	8,907	5,610
Less accumulated depreciation	(4,877)	(4,734)

	$4,030	$876

Depreciation expense for the years ended December 31, 2006, 2005, and 2004 amounted to $445,000, $109,000, and $74,000, respectively.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
7. Other Assets
The components of other assets are as follows (in thousands) as of December 31:

	2006	2005

Royalty relief funds	$4,192	$—
Prepaid drilling costs	—	235
Life insurance cash value	135	110
Deferred financing costs	1,529	—
Other	82	78

	5,938	423
Less accumulated amortization – deferred financing costs	(332)	—

	$5,606	$423

In January 2006, the Company entered into an agreement that provides royalty relief funds due to the drainage of certain blocks in the State of Louisiana. A third party collects the funds on behalf of the Company by withholding the specified percentage of royalties due to the United States from payment under all leases in which it is a lessee. The funds are distributed to the Company within five days of being withheld by the third party. During 2006, the Company set-up a long-term asset and recognized other income of approximately $4.3 million for its share of the royalty relief settlement and interest. As the funds are received, interest income is recorded first and the remaining funds reduce the long-term asset.
The Company capitalized deferred financing costs related to the Quivira Note, Quivira Term Note and Resaca Facility (see Note 11). Amortization of these costs is over the life of the respective note. Amortization expense for deferred financing costs for the year ended December 31, 2006 amounted to $332,000.
8. Benefit Plans
Effective January 1, 1996, the Company established a 401(k) retirement plan. The 401(k) retirement plan is funded by employee and Company contributions. Employees may contribute up to 15% of their salaries and the Company matches 50% of employee contributions up to 6%. The Company’s contributions to this plan totaled approximately $20,000, $7,000, and $25,000 for the years ended December 31, 2006, 2005, and 2004, respectively. In addition, the Company established a discretionary 401(k) retirement plan. During the first quarter of the year, the Company has the option of contributing up to an additional 3% of each employee’s salary for the previous year to the plan. The Company made no contributions to the discretionary plan in 2006, 2005 and 2004.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
9. Acquisitions and Dispositions of Assets
Resaca Exploitation, L.P.
In May 2006, the Company acquired interests in certain oil and gas properties located onshore in New Mexico and Texas from a third party for a total purchase price of $85.1 million. The purchase price was allocated to the oil and gas properties based on relative proved reserve values.
Torch Quivira Partners, L.P.
In April 2006, Torch Quivira purchased the 99.9% limited partnership interest in Quivira Partners from a third party for $17.3 million. The purchase price was allocated to fixed assets based on fair market value.
Milam
In October and December 2004, Milam entered into separate agreements to sell all of its oil and gas properties. In October 2004, Milam sold its interest in a field for $3.6 million, resulting in a loss of approximately $3.1 million. In December 2004, Milam sold its remaining fields for $11.8 million resulting in a gain of approximately $1.8 million. The proceeds from the sale were used to pay down the outstanding debt balance related to these properties and the remaining principal balance was forgiven resulting in a gain of $5.6 million (see Note 11). The results of Milam are classified as discontinued operations and the consolidated financial statements for all periods presented have been adjusted to reflect this presentation (see Note 3).
Big Energy, LLC
In February 2004, Big Energy purchased an interest in certain oil and gas properties located in Louisiana from a third party for $2.1 million. In August 2005, an overriding royalty interest was sold to Search Drilling Company, a wholly-owned subsidiary, for $500,000 payable out of future production. In September 2005, all remaining properties owned by Big Energy were sold to a third party for $4.0 million, resulting in a gain of approximately $1.0 million. The proceeds from the sale were used to pay off the outstanding debt balance related to these properties (see Note 11). The results of Big Energy are classified as discontinued operations and the consolidated financial statements for all periods presented have been adjusted to reflect this presentation (see Note 3).

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
9. Acquisitions and Dispositions of Assets (continued)
Person Panna Maria, LLC
In June 2003, the Company purchased a 4% interest in the oil and gas interests in PPM for $80,000 which currently owns a compression facility serving the properties. In December 2003, the Company purchased an additional 80% interest in PPM for $270,000. In January 2004, the Company purchased an additional 4.5% interest in PPM for $15,000. In July 2005, all properties owned by PPM were sold to third parties for $10.3 million, resulting in a gain of approximately $9.5 million. The results of PPM are classified as discontinued operations and the consolidated financial statements for all periods presented have been adjusted to reflect this presentation (see Note 3).
Gas Field
In February 2005, the Company sold its interest in a gas field located in the Gulf of Mexico to a third party. The purchaser assumed the $1.1 million plugging and abandonment liability related to this gas field. As a result of this sale, the Company recognized a gain of $1.1 million in 2005 and retained a 3.33% overriding royalty interest in the property. In September 2006, the Company sold the overriding royalty interest to a third party and recognized a gain of $1.0 million.
Art
During the year ended December 31, 2005, the Company purchased one piece of art for $100,000. During the year ended December 31, 2004, the Company purchased two pieces of art for approximately $238,000.
Torch Rig Services
During 2005, TRS sold three rigs and insurance proceeds for damages were received on two rigs for total proceeds of $630,000, resulting in a gain of $511,000. In March 2006, the Company closed on the sale of all remaining property to a third party for $10.1 million. As a result, the results of TRS are classified as discontinued operations and the consolidated financial statements for all periods presented have been adjusted to reflect this presentation (see Note 3).
P2ES
During 2004, the Company had a 21.15% interest in P2ES. In December 2004, P2ES was contributed to Tristone. On April 19, 2005 the Company exchanged its shares of stock in P2ES for shares in Tristone. In addition, Torch exercised its option to purchase its pro rata share of common stock that Tristone acquired from certain third parties. At December 31, 2006, the Company’s fully diluted interest in Tristone was 4.52%.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10. Torch Energy Royalty Trust
The Company serves as sponsor and operator of certain properties in which the Trust owns a net profits interest. In connection with the formation of the Trust, the Company entered into an oil and gas purchase contract (“Purchase Contract”) which expires on the termination date of the Trust, the earliest of which is March 1, 2008. The Trust will terminate upon the first to occur of: (a) an affirmative vote of the holders of not less than 66-2/3% of the outstanding units to liquidate the Trust; (b) such time as the ratio of the cash amounts received by the Trust from the net profits interests to administrative costs of the Trust is less than 1.2 to 1.0 for three consecutive quarters; (c) March 1 of any year if it is determined based on a reserve report as of December 31 of the prior year that the present value of the estimated pre-tax future net cash flows, discounted at 10%, of proved reserves attributable to the net profits interest is equal to or less than $25.0 million; or (d) December 31, 2012. Under the Purchase Contract, the Company is obligated to purchase all net production attributable to the Trust properties for indexed prices for oil and gas. Such prices are calculated monthly and are generally based on the average spot market prices of oil and gas. The Purchase Contract also provides that the minimum price paid by the Company for gas production is $1.70 per MMBtu, adjusted annually for inflation (“Minimum Price”). When the Company pays a purchase price based on the Minimum Price, it receives price credits (“Price Credits”), equal to the difference between the Index Price and the Minimum Price, that it is entitled to deduct in determining the purchase price when the Index Price for gas exceeds the Minimum Price. In addition, if the Index Price for gas exceeds $2.10 per MMBtu, adjusted annually for inflation, the Company is entitled to deduct 50% of such excess (“Price Differential”) in determining the purchase price. The Company has an annual option to discontinue the Minimum Price commitment. However, if the Company discontinues the Minimum Price commitment, it will no longer be entitled to deduct the Price Differential in calculating the purchase price and will forfeit all accrued Price Credits. The Company has not exercised its option to discontinue the Minimum Price commitment. The Minimum Price and sharing price in 2006, adjusted for inflation, was $1.80 per MMBtu and $2.22 per MMBtu, respectively. Total revenue recognized by the Company for the years ended December 31, 2006, 2005 and 2004 was $5.4 million, $7.4 million, and $5.6 million, respectively.
Under the terms of the purchase contract defined above during the year ended December 31, 2006, the Company purchased 4,031 MMCF of gas and 20 Mbbls of oil at an average price of $5.78 per MCF and $58.04 per Bbl. During the year ended December 31, 2005, the Company purchased 4,149 MMCF of gas and 22 Mbbls of oil at an average price of $5.26 per MCF and $48.97 per Bbl. During the year ended December 31, 2004, the Company purchased 4,542 MMCF of gas and 26 Mbbls of oil at an average price of $4.13 per MCF and $34.38 per Bbl.
In December 2003, the Company purchased a contract which expired in December 2004 to limit its exposure in 2004 to losses under the Minimum Price obligation of the Purchase Contract. A loss of approximately $409,000 is included in revenue for the year ended December 31, 2004.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
11. Debt
Total debt, including debt related to discontinued operations, at December 31, 2006 and 2005 consists of the following (amounts in thousands):

	2006	2005

Senior subordinated note payable – affiliates	$15,415	$21,200
Notes payable – options	1,007	1,292
Notes payable – Bank	14,250	—
Senior credit facility	69,500	—
Convertible subordinated debt	10,000	—
Other	27	1,102

	$110,199	$23,594

Senior Subordinated Note Payable – Affiliate
On January 1, 2005, TAC’s $25.5 million Senior Subordinated Note (the “Note”) was renegotiated resulting in five $500,000 payments for principal and accrued interest being made in 2005, $5.0 million due in 2006, and $5.0 million due in 2007 and the remaining unpaid balance of principal and interest due on May 1, 2008. As a result of the renegotiation, the Company recognized in 2005 an $86,000 gain on the forgiveness of debt and a gain of approximately $1.4 million on the forgiveness of accrued interest expense. Interest accrues at the prime rate plus 2% (10.25% at December 31, 2006). As of December 31, 2006 and 2005, the outstanding balance was $15.4 million and $21.2 million, respectively, of which $12.0 million and $17.9 million, respectively, has been classified as long-term.
Notes Payable – Options
In connection with the termination of certain former employees, the Company entered into notes for options previously granted (“Option Notes”). The terms of the notes vary from between 5 and 10 years commencing on the date of termination and interest accrues at the prime rate (8.25% at December 31, 2006). At December 31, 2006 and 2005, the outstanding principal balance on the Option Notes is $1.0 million and $1.3 million, respectively.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
11. Debt (continued)
Note Payable – Bank
On April 24, 2006, Quivira Partners entered into a $10 million Term Promissory Note (“Quivira Term Note”) with a third party. Interest accrues on the indebtedness in three debt tranches: (1) at the sum of a defined margin plus the three month London Inter Bank Offer Rate (“LIBOR”), 8.38% at December 31, 2006, (2) at the sum of a defined margin plus the six month LIBOR, 8.41% at December 31, 2006, and (3) at the sum of a defined margin plus the third party’s effective interest rate, 9.75% at December 31, 2006. Interest payments are due monthly or quarterly depending on the particular tranche. Quarterly principal payments of $250,000 as well as a quarterly excess cash flow payment are required. The Quivira Term Note has an April 24, 2009 maturity date and contains, among other terms, provisions for the maintenance of certain financial ratios and restrictions. As of December 31, 2006, Quivira Partners was in compliance with all covenants as amended. Recourse for the Quivira Term Note is limited to the Quivira Partners, as borrower, and the note is secured by all of Quivira Partner’s oil and gas pipeline properties. At December 31, 2006, the outstanding balance under the Quivira Term Note was $9,250,000 and the weighted average interest rate was 8.4%.
On April 24, 2006, Quivira Partners entered into a $5 million Promissory Note (“Quivira Note”) with a third party. Interest accrues on the indebtedness at the six month LIBOR plus 7%, 12.41% at December 31, 2006. Interest payments are due quarterly. The Quivira Note has an April 24, 2010 maturity date and contains, among other terms, provisions for the maintenance of certain financial ratios and restrictions. As of December 31, 2006, Quivira Partners was in compliance with all covenants as amended. The Quivira Note is subordinated to the Quivira Term Note and is guaranteed by Midstream.
Senior Credit Facility — Resaca
On May 1, 2006, Resaca entered into an $85 million Senior Secured Loan Facility (“Resaca Facility”) with third parties. The Resaca Facility includes two tranches, A and B, of differing amounts and terms. The maximum credit amount under Tranche A is $70 million, $46.5 million of which was funded at closing. Resaca may make additional borrowings under the Tranche A loan until May 1, 2008. At December 31, 2006, the Company had borrowed $54.5 million under Tranche A. The Tranche B maximum credit amount is $15 million, which was fully funded at closing. No additional borrowings are permitted under Tranche B. Interest accrues on the indebtedness at the one month LIBOR plus 6% for Tranche A (11.35% at December 31, 2006) and at the one month LIBOR plus 9%, for Tranche B (14.35% at December 31, 2006). Interest payments are due monthly. Scheduled principal payments under Tranche A begin on May 1, 2009 and will occur monthly, in level increments until Tranche A matures on May 1, 2012. Tranche B matures on August 1, 2007. The Resaca Facility contains, among other terms, provisions for the

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
11. Debt (continued)
maintenance of certain financial ratios and restrictions on additional debt. As of December 31, 2006, Resaca was in compliance with all covenants as amended. Recourse for the Resaca Facility is limited to Resaca, as borrower, and the note is secured by all of Resaca’s oil and gas properties. At December 31, 2006, the weighted average interest rate for the Resaca Facility was 11.9%.
Subordinated Convertible Debt – Resaca
On May 1, 2006, Resaca entered into a $10 million Senior Subordinated Secured Convertible Term Loan Facility (“Resaca Convertible Debt”) with third parties. The aggregate loan amount under the Resaca Convertible Debt is $10 million, all of which was funded at closing. Interest is paid quarterly on the Resaca Convertible Debt, at a rate of 6% per annum for cash payments and 8% per annum in the event Resaca chooses to pay interest in kind (“PIK”). The Resaca Convertible Debt includes a conversion feature. The lenders may convert their loans, in whole or in part, to ownership interests in Resaca at any time at an 18% premium, provided that the minimum conversion loan amount is $500,000. PIK interest may also be converted to ownership interests. Resaca has the right to redeem the subordinated debt after May 1, 2009, but must pay an early redemption premium. Early redemption premium amounts vary in years three, four and five and are designed to ensure the lenders different internal rates of return at those points in time. To the extent the Resaca Convertible Debt is neither redeemed by Resaca nor converted by the lenders, the full principal amount is due on May 1, 2012. The Resaca Convertible Debt contains, among other terms, provisions for the maintenance of certain financial ratios and restrictions on additional debt. As of December 31, 2006, Resaca was in compliance with all covenants as amended. Recourse for the Resaca Convertible Debt is limited to Resaca, as borrower, and the note is secured by all of Resaca’s oil and gas properties.
Note Payable – Grayson
In connection with the purchase of certain assets, including rigs and real property, in January 2002 (see Note 9), the Company entered into a note for $3,175,000 payable to the seller (“Grayson Note”). Principal payments on the note plus interest on the unpaid principal balance were due monthly and the note matured in February 2007. Interest accrued at the prime rate adjusted at the beginning of each quarter for increases or decreases during the previous quarter (6.75% at December 31, 2005). At December 31, 2005, the outstanding principal balance on the Grayson Note was $0.6 million which was included in liabilities of discontinued operations (see Note 3). In March 2006, the note was paid off.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
11. Debt (continued)
Promissory Note – Third Party
On May 17, 2001, Milam entered into an $18 million Promissory Note with a third party, which increased to $22 million on November 18, 2003. Until the sale of the properties (see Note 9), interest accrued on the indebtedness at the sum of seven percent (7.0%) plus the three month LIBOR), plus a three percent (3.0%) default rate. Monthly principal and interest payments were due based on cash flows from certain oil and gas properties. In December 2004, proceeds from the sale of the Milam properties were used to pay down the note and the remaining principal balance was forgiven resulting in a gain of $5.6 million for the year ended December 31, 2004. This gain is included in income from discontinued operations for the year ended December 31, 2004 (see Note 3).
Line of Credit
On February 6, 2004, Big Energy entered into a $50 million credit facility (the “Big Energy Facility”) with a bank. Interest accrued on indebtedness at the bank’s prime rate plus .5%, but in no event less than a per annum rate of 4.5%. The Big Energy Facility had a February 26, 2007 maturity date and contained, among other terms, provisions for the maintenance of certain financial ratios and restrictions on additional debt. The Big Energy oil and gas properties secured the Big Energy Facility. In September 2005, proceeds from the sale of the Big Energy properties were used to pay off the Big Energy Facility. At December 31, 2004, the outstanding principal balance on the Big Energy Facility is included in liabilities of discontinued operations (see Note 3).
Scheduled maturities of total debt for the next five years and thereafter as of December 31, 2006 are as follows (in thousands):

2007	$19,712
2008	13,272
2009	14,876
2010	29,630
2011	18,167
2012 and thereafter	14,542

$110,199

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12. Commitments and Contingencies
Litigation
During 2006, the Company recorded other expense of $472,000 for an arbitration award on the sale of coal bed methane properties in Wyoming in 2000 to a third party. The matter is currently on appeal. In addition, the Company is involved in certain litigation arising out of the normal course of business, none of which, in the opinion of management, will have any material adverse effect on the financial position or results of operations of the Company as a whole.
Lease Obligations
Rental expense for operating leases was approximately $520,000, $448,000, and $961,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Future minimum payments under all noncancelable leases, including amounts allocable to affiliates, having initial terms of one year or more consisted of the following as of December 31, 2006 (amounts in thousands):

Year ending December 31,
2007	$775
2008	731
2009	696
2010	757
2011	788
Thereafter	114

$3,861

Letters of Credit
The Company has open letters of credit of approximately $528,000 at December 31, 2006, which are fully collateralized by restricted cash balances.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13. Price Risk Management and Financial Instruments
Non-Trading Activities
The Company enters into option contracts for the purpose of hedging the impact of market fluctuations on production. On the Resaca properties, at December 31, 2006, the Company was party to energy commodity options extending to May 2011 covering between 30,000 and 10,000 MMbtus of natural gas and 15,000 to 10,000 barrels of crude oil monthly. On the Quivira Partners properties, at December 31, 2006, the Company was party to energy commodity puts and collars extending to May 2011 covering between 15,000 and 12,500 MMbtus of natural gas and 1,500 to 1,250 barrels of crude oil monthly. Quivira Partners also entered into an interest swap transaction to offset interest rate fluctuations during the term of the Quivira Note and Quivira Term Note.
While notional amounts are used to express the volume of swaps and over-the-counter options, the amounts potentially subject to credit risk in the event of nonperformance by the third parties are substantially smaller. The Company does not anticipate any material impact to its financial position or results of operations as a result of nonperformance by third parties on financial instruments related to non-trading activities.
The carrying amounts of the Company’s cash and cash equivalents, receivables, and payables approximate the fair value at December 31, 2006 because of their short-term maturities. The carrying amount of the debt approximates fair value as the interest rates approximate current market rates.
14. Subsequent Events
A gathering system operated by Producers was burdened by a net profits interest owned by a third party. On March 26, 2007, Producers purchased this net profits interest for approximately $2 million. Prior to closing this transaction, Quivira Partners and the bank amended the Quivira Term Note to allow for one additional borrowing and to increase the quarterly principal payments to $300,000 beginning on June 30, 2007. Quivira Partners borrowed $1 million under the Quivira Term Note to fund its 50% share of the purchase price.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
15. SFAS 131: Disclosures about Segments of an Enterprise and Related Information
The Company had three reportable segments in 2006. The service activities segment provides technical and administrative services to energy companies, primarily through outsourcing arrangements. The oil and gas activities segment consists of revenue from interests the Company holds in certain oil and gas properties. The oil and gas midstream activities segment consists of crude oil, natural gas, natural gas liquids, petroleum and chemical products and other revenue from acquiring and developing oil and gas midstream assets. This segment was purchased in 2006. As a result, the Company had only two reportable segments: service activities and oil and gas activities, for 2005 and 2004.
The Company’s reportable segments are strategic business units that offer different services. Each business segment is managed separately based on the nature of the services provided to clients and based on the different technology and marketing strategies required by each of the segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2).
The Company evaluates performance based on profit or loss from operations. Intersegment fees are accounted for as if the fees were to third parties.
The following tables represent reported segment profit or loss and segment assets for the years ended December 31, 2006, 2005, and 2004 (amounts in thousands).

			Oil & Gas
	Service	Oil & Gas	Midstream
	Activities	Activities	Activities	Total

Year ended December 31, 2006
Revenues from external clients	$10,147	$17,445	$16,263	$43,855
Gain on sale of gas field	—	1,032	—	1,032
Interest income	—	359	—	359
Interest expense	—	5,566	989	6,555
Depletion, depreciation, and amortization	445	1,695	799	2,939
Income from discontinued operations	5,577	(12)	—	5,565
Segment profit	8,130	3,561	267	11,958
Other significant items:
Segment assets	13,627	104,839	16,174	134,640
Expenditures for segment assets	3,040	96,063	16,140	115,243

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
15. SFAS 131: Disclosures about Segments of an Enterprise and Related Information (continued)

	Service	Oil & Gas
	Activities	Activities	Total

Year ended December 31, 2005
Revenues from external clients	$8,766	$5,483	$14,249
Intersegment revenues	126	—	126
Gain on sale of gas field	—	1,158	1,158
Interest income	—	120	120
Depletion, depreciation, and amortization	108	396	504
Equity in earnings of investees	162	—	162
Income from discontinued operations	(213)	7,093	6,880
Segment profit	3,219	12,454	15,673

Other significant items:
Segment assets	18,240	2,335	20,575
Expenditures for segment assets	811	1,133	1,944

	Service	Oil & Gas
	Activities	Activities	Total

Year ended December 31, 2004
Revenues from external clients	$6,506	$3,171	$9,677
Intersegment revenues	177	—	177
Interest income	—	45	45
Interest expense	1	—	1
Depletion, depreciation, and amortization	73	137	210
Equity in losses of investee	2,704	—	2,704
Income from discontinued operations	(624)	3,203	2,579
Segment profit (loss)	(687)	4,999	4,312

Other significant items:
Segment assets	9,394	1,110	10,504
Equity in investee	9,359	—	9,359
Expenditures for segment assets	15	612	627

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
15. SFAS 131: Disclosures about Segments of an Enterprise and Related Information (continued)
The following is a reconciliation of reportable segment revenues, expenditures, profit or loss, assets, and equity in investees to the Company’s consolidated totals for the years ended December 31, 2006, 2005, and 2004 (amounts in thousands):

	Year ended December 31
	2006	2005	2004

Revenues:
Total revenues for reportable segments	$45,479	$15,654	$10,069
Other revenues	7,032	6,334	1,428
Elimination of intersegment revenues	—	(126)	(187)

Total consolidated revenues	$52,511	$21,862	$11,310

Interest expense:
Total interest expense for reportable segments	$6,555	$—	$1
Other interest expense	1,787	1,893	2,185

Total interest expense	$8,342	$1,893	$2,186

Depletion, depreciation, and amortization:
Total depletion, depreciation, and amortization for reportable segments	$2,939	$504	$210

Total depletion, depreciation, and amortization	$2,939	$504	$210

Equity in earnings (loss) of investees:
Total equity in earnings (loss) of investees for reportable segments	$—	$162	$(2,704)
Other equity in earnings (loss) of investees	(1)	—	—

Total equity in earnings (loss) of investees	$(1)	$162	$(2,704)

Profit or loss:
Total profit or loss for reportable segments	$11,958	$15,673	$4,312
Other income (loss)	3,244	5,046	(3,463)

Net income	$15,202	$20,719	$849

Assets:
Total assets for reportable segments	$134,640	$20,575	$10,504
Other assets	31,317	28,266	31,694

Total consolidated assets	$165,957	$48,841	$42,198

Equity in investees:
Total equity in investees for reportable segments	$—	$—	$9,359
Other equity in investees	270	—	—

Consolidated equity in investees	$270	$—	$9,359

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
15. SFAS 131: Disclosures about Segments of an Enterprise and Related Information (continued)
Major Customer
Revenues from three customers, Total Gas and Power NA Inc., Enterprise Hydrocarbons L.P. and Duke Energy Field Services, Inc., totaled $8.9 million in Oil and Gas Midstream revenues for the year ended December 31, 2006.
16. Supplementary Oil and Gas Data (Unaudited)
Oil and Gas Producing Activities
Included herein is information with respect to oil and gas acquisition, exploration, development, and production activities, which is based on estimates of year-end oil and gas reserve quantities and estimates of future development costs and production schedules. These reserve quantities represent interests owned by the Company located solely within the United States. At December 31, 2006, reserve quantities and future production are primarily based upon reserve reports prepared by the independent petroleum engineering firms of T.J. Smith & Company, Inc. and Haas Petroleum Engineering Services, Inc. and by in-house reserve engineers. These estimates are inherently imprecise and subject to revisions from time to time.
Estimates of future net cash flows from proved reserves of gas, oil, condensate, and natural gas liquids (“NGLs”) were made in accordance with Financial Accounting Standards Board Statement No. 69, Disclosures about Oil and Gas Producing Activities. The estimates are based on prices in effect at year-end. Estimated future cash inflows are reduced by estimated future development and production costs based on year-end cost levels, assuming continuation of existing economic conditions. Effective in 1997, the oil and gas activities of the Company fall under its S corporation status for income tax purposes and have a zero effective income tax rate (see Note 2). The results of these disclosures should not be construed to represent the fair market value of the Company’s oil and gas properties. A market value determination would include many additional factors including: (a) anticipated future increases or decreases in oil and gas prices and production and development costs; (b) an allowance for return on investment; (c) the value of additional reserves, not considered proved at the present, which may be recovered as a result of further exploration and development activities; and (d) other business risks.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
16. Supplementary Oil and Gas Data (Unaudited) (continued)
Costs Incurred
The following table sets forth the capitalized costs incurred in oil and gas activities for the years ended December 31 (amounts in thousands):

	2006	2005	2004

Property acquisition	$55,691	$813	$2,203
Development	9,066	699	2,761
Asset retirement obligation costs (1)	2,881	66	264

Costs incurred during the year	$67,638	$1,578	$5,228

(1)	Effective January 1, 2003, the Company adopted SFAS No. 143 “Asset Retirement Obligations.” The asset retirement obligation costs reflect abandonment obligations assumed during the year and related revisions.
Capitalized Costs Relating to Oil and Gas Activities
The following table sets forth the capitalized costs relating to oil and gas activities and the associated accumulated depreciation, depletion, and amortization (amounts in thousands):

	December 31,
	2006	2005	2004

Capitalized costs:
Proved properties	$67,382	$3,099	$5,849
Asset retirement obligation costs (1)	3,080	66	730
Accumulated depreciation, depletion, and amortization	(2,877)	(1,444)	(1,693)

Net capitalized costs	$67,585	$1,721	$4,886

(1)	Effective January 1, 2003, the Company adopted SFAS No. 143 “Asset Retirement Obligations.”

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
16. Supplementary Oil and Gas Data (Unaudited) (continued)
Results of Operations for Producing Activities

	Year ended December 31,
	2006	2005	2004
	(amounts in thousands)
Revenues from oil and gas producing activities	$13,921	$7,678	$11,574
Gain on price risk management activities	1,346	—	—
Production costs	(7,492)	(2,333)	(4,313)
Depreciation, depletion, and amortization	(1,433)	(667)	(1,281)
Asset retirement obligation accretion (1)	(198)	—	(428)

Results of operations from producing activities (excluding corporate overhead and interest costs)	$6,144	$4,678	$5,552

(1)	Effective January 1, 2003, the Company adopted SFAS No. 143 “Asset Retirement Obligations.”
No income tax provision is recorded for 2006, 2005 or 2004 as the Company has elected subchapter S corporation status.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
16. Supplementary Oil and Gas Data (Unaudited) (continued)
Reserves
The Company’s estimated total proved and proved developed oil and gas reserves for the years ended December 31, 2006, 2005, and 2004 are as follows:

	2006		2005		2004
	Oil	Gas	Oil	Gas	Oil	Gas
	(Mbbl)	(Mmcf)	(Mbbl)	(Mmcf)	(Mbbl)	(Mmcf)

Proved reserves at beginning of year	56	1,120	1,300	13,303	1,573	19,606
Purchases of reserves in place	17,665	17,192	—	—	604	393
Sales of reserves in place	—	(47)	(1,224)	(10,753)	(1,065)	(10,083)
Revisions of previous estimates	(29)	1,073	41	(858)	330	4,378
Extensions and discoveries	4	1,072	—	—	—	—

Production	(160)	(534)	(61)	(572)	(142)	(991)

Proved reserves at end of year	17,536	19,876	56	1,120	1,300	13,303

Proved developed reserves:
Beginning of year	56	1,120	801	6,029	659	8,535

End of year	2,851	4,500	56	1,120	801	6,029

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
16. Supplementary Oil and Gas Data (Unaudited) (continued)
Discounted Future Net Cash Flows
The standardized measure of discounted future net cash flows and changes therein related to proved oil and gas reserves are shown below (amounts in thousands):

	Year ended December 31,
	2006	2005	2004

Future cash inflows	$1,062,559	$13,311	$127,209
Future production costs	(263,271)	(1,698)	(35,354)
Future development costs	(106,713)	(73)	(11,458)

Future net inflows before income tax	692,575	11,540	80,397
Future income taxes	—	—	—

Future net cash flows	692,575	11,540	80,397
10% discount factor	(404,247)	(2,421)	(31,708)

Standardized measure of discounted future net cash flows	$288,328	$9,119	$48,689

No income tax provision is recorded for 2006, 2005, or 2004 as the Company has elected subchapter S corporation status.

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
16. Supplementary Oil and Gas Data (Unaudited) (continued)
The following are the principal sources of change in the standardized measure of discounted future net cash flows (amounts in thousands):

	Year ended December 31,
	2006	2005	2004

Standardized measure:
Beginning of year	$9,119	$48,689	$56,611
Sales, net of production costs	(6,429)	(5,344)	(7,261)
Extensions and discoveries	1,807	—	—
Net change in prices and production costs	(4,561)	3,512	18,553
Changes in estimated future development costs	(418)	(344)	(3,394)
Development costs incurred during the period	8,837	699	2,663
Revisions of quantity estimates	2,025	(2,946)	19,611
Accretion of discount	912	4,869	5,661
Purchases of reserves in-place	277,590	—	7,141
Sales of reserves in-place	(402)	(36,817)	(42,859)
Changes in production rates and other	(152)	(3,199)	(8,037)

Standardized measure – end of year	$288,328	$9,119	$48,689

Torch Energy Advisors Incorporated and Subsidiaries
Notes to Consolidated Financial Statements (continued)
17. Investment
In 2004, the Company’s 21.15% owned joint venture, P2ES, was accounted for under the equity method of accounting. The investment in P2ES was $9.4 million at December 31, 2004. Summarized financial information for P2ES, which was audited by other auditors and furnished to the Company, for the year ended September 30, 2004 is as follows (in thousands):

Year Ended
September 30,
2004
Total Revenue	$53,320
Loss From Operations	(15,430)
Net loss	(15,582)
The Company’s equity in the net loss of P2ES was $2,704,000 for the year ended December 31, 2004.
In December 2004, P2ES was contributed to Tristone, and as a minority shareholder of P2ES on April 19, 2005 the Company exchanged its shares of stock in P2ES for shares in Tristone. In addition, Torch exercised its option to purchase its pro rata share of common stock that Tristone acquired from certain third parties. At December 31, 2005, the Company’s fully diluted interest in Tristone is 4.86%, resulting in the Company changing the accounting method for its investment to the cost method. The Company’s Statement of Operations for the year ended December 31, 2005 reflects the equity method for P2ES for January through March. The Company recorded equity in earnings of $162,000 for the three months ended March 31, 2005. The Company’s Consolidated Balance Sheet at December 31, 2006 and 2005 reflects an investment at cost in Tristone of approximately $10.0 million. At December 31, 2006, the Company’s fully diluted interest in Tristone was 4.52%.